UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C.  20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*

               United Financial Banking Companies, Inc.
                                (Name of Issuer)

                            Common stock
                       (Title of Class of Securities)

                              910305101
                           (CUSIP Number)

                        James K. Jeanblanc                (202)296-2900
                  1730 M Street, N.W., Suite 400
                      Washington, D.C.  20036
   (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                       March 1998 stock sales
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  .

Check the following box if a fee is being paid with the statement
 .   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1. NAME OF REPORTING PERSON              James K. Jeanblanc
    S.S. OR IRS IDENTIFICATION NO.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)      (b)
3. SEC USE ONLY


4. SOURCE OF FUNDS*                          PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) of 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION      USA


       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

     7. SOLE VOTING POWER                        50,000**

     8. SHARED VOTING POWER

     9. SOLE DISPOSITIVE POWER               50,000**

    10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         50,000**

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*

13. PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       8.81%, based upon outstanding shares of 561,640 as of March 31, 1998 and my 6,000 warrants outstanding but not exercised.

14. TYPE OF REPORTING PERSON*      IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT!
     **Includes my warrants to purchase 6,000 shares of common stock at $7.50 per share.



     Below are my responses to the points and questions set forth in the Special Instructions of Schedule 13D:


Item 1.   Security and Issuer

     The class of equity securities to which this statement relates is the common stock of United Financial Banking Companies, Inc., a Virginia corporation (the "Issuer").

     At a Special Meeting of Stockholders of the Issuer held on December 22, 1997, the stockholders approved an amendment to the Articles of Incorporation of the Issuer effecting a one-for-five reverse split of the outstanding shares of the Issuer's common
stock.   The amendment became effective December 31, 1997 and each
five shares of common stock were combined and converted into one share of common stock. Stockholders, including myself, are to receive cash in lieu of any fractional shares resulting from the reverse split after the Issuer effects sale of the fractional
shares.   The Issuer has advised me that, as of March 31, 1998,
there were 561,640 common shares outstanding following the reverse split (which total includes the unknown whole number of fractional
shares in the process of being sold).    In this amendment, the
common shares of stock and the associated price have been restated to reflect the one-for-five reverse split.

     This statement also relates to warrants which I own, entitling me to purchase shares of common stock of the Issuer at an exercise price of $7.50 per share. These warrants expire on December 29,
1999.    (See discussion in Item 3).

     The principal executive officer of the Issuer is its President and CEO, Harry C. Rauner, 8399 Leesburg Pike, Vienna, Virginia
22182.   His telephone number is (703)734-0070.


Item 2.   Identity and Background

     (a)  My name is James K. Jeanblanc.

     (b)  My business address is 1730 M Street, N.W., Suite 400,
Washington, D.C. 20036.    My telephone number is (202)296-2900.

     (c) My principal occupation is lawyer, and I am Tax Counsel to the law firm of Grove, Jaskiewicz & Cobert at the above address.

     (d) During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, I have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  I am a citizen of the United States.



Item 3.   Source and Amount of Funds or Other Consideration.

     On December 30, 1994, with my personal funds no part of which was borrowed, I purchased 40,000 (post-split) shares of common stock of the Issuer for $250,000.00 pursuant to the Issuer's Confidential Private Placement Memorandum dated August 22, 1994.

     Also, on December 30, 1994, with his own personal funds no part of which was borrowed or provided by me, my father purchased 3,200 shares of the common stock of the Issuer for $20,000.00 pursuant to the Issuer's aforementioned Confidential Private
Placement Memorandum.   He caused these shares to be registered in
his name and my name as joints tenants with right of survivorship. The original Schedule 13D showed me as having shared voting power and shared dispositive power over these shares.

     Since that time and during the month of March 1998, my father surrendered to the Issuer his stock certificate for these shares (stated in terms of the old number of 16,000 pre-split shares) for a new certificate to be issued and stated in terms of the new 3,200
post-split shares.   Pursuant to the registration instructions
requested by the Issuer, my father asked that these shares be registered in his name and my mother's name (rather than jointly in his and my names) as joint tenants with right of survivorship.
As a result, I ceased to have shared voting power and shared
dispositive power with respect to these shares.    This first
amendment to the original Schedule 13D reflects this change and shows me without shared voting power and without shared dispositive power over the shares (see rows 8 and 10, now blank).

     On December 29, 1994, as a separate transaction and with my personal funds no part of which was borrowed, I loaned $300,000.00
to the Issuer.     This loan has since been repaid.   As part of
this loan transaction, the Issuer issued warrants to me, which I retain, to purchase 6,000 (post-split) shares of its common stock on terms noted above (see Item 1).

     There were 4,766.4 (post-split) additional shares of common stock of the Issuer which I owned before December 30, 1994 and have continued to own until the time of the aforementioned one-for-five reverse split. With the exception of those shares received over the years as stock dividends, all of these shares were purchased by me in the open market from April 1988 through September 1993. They were purchased at prices (adjusted for the reverse split) ranging from $55 to $16-1/4 per share, using my personal funds no part of which was borrowed.

     As a result of the reverse split, the Issuer is in the process of causing my fractional shares from these additional common shares to be sold (that is, 0.6 fractional shares held in street-name by one broker and 0.8 fractional shares held in street-name by another
broker).   In addition, on March 3, 1998, I sold 765 of these
shares in the open market for $9.00 per share, less commissions.
As a result of these transactions, I retain 4,000 of the original
4,766.4 additional common shares of the Issuer.     This first
amendment to the original Schedule 13D reflects this change, showing me with these 4,000 shares (plus the above-mentioned 40,000 shares which I purchased on December 30, 1994 and 6,000 shares which I may acquire pursuant to the above-mentioned warrants).
(See row 7, and rows 9 and 11, each row showing the total of 50,000 shares).

     Finally, there were 273.8 (post-split) shares of common stock of the Issuer, which I held as custodian for each of my two
children.   With the exception of those shares received over the
years as stock dividends, all of these shares were purchased by me in the open market from February 1986 through July 1992 as gifts to my children, purchased at prices (adjusted for the reverse split) ranging from $81.25 to $17.50 per share, using personal funds no
part of which was borrowed.    As a result of the reverse split,
the Issuer is in the process of causing 0.8 fractional shares owned by each of them to be sold. In addition, the remaining 273 shares owned by each of them were sold on February 26, 1998 (and settled
March 3, 1998) at $9.00 per share, less commissions.   As a result
of these transactions, I hold no shares of the Issuer as custodian for my children. This amendment to the original Schedule 13D reflects this change. (See row 12, now blank).


Item 4.   Purpose of Transaction

     The purpose of my aforesaid purchases of stock of the Issuer was for investment, with no plan or proposal which related to or would have resulted in --

     (a) the acquisition by any person of additional securities of the Issuer or disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any change in the number or terms of the directors or to fill any existing vacancies on the board, recognizing that the Issuer had its own plan which anticipated my possible appointment or election to the board of directors of the Issuer and possible appointment to an "advisory board";

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any material change in the Issuer's present business or corporate structure, recognizing that the Issuer had its own plan to turn around its business and that of its subsidiaries;

     (g) changes to the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) causing the common stock of the Issuer to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.



Item 5.  Interest in Securities of the Issuer

     (a) As of March 31, 1998, I "beneficially owned" 50,000 shares of common stock of the Issuer (shown in row 11), including my warrants to purchase 6,000 common shares.

     The Issuer has advised me that, on March 31, 1998, there were 561,640 shares of common stock of the Issuer outstanding. Treating my warrants to purchase 6,000 shares also as issued shares of common stock of the Issuer, then on March 31, 1998 I would be regarded as "beneficially owning" 8.81% of the shares of common stock of the Issuer (see row 13), 50,000 divided by 567,640.

     (b) Of the 50,000 shares "beneficially owned" by me mentioned in (a) above, I had sole voting power and sole power to dispose of all these shares (including the 6,000 shares that could by acquired
using the warrants).   (See rows 7 - 10).

     (c) The transactions subject to this report and herein reported related to the common shares of the Issuer during the past 60 days are discussed in Item 3 hereof.

     (d) No person is known by me to have the right to receive or direct the receipt of dividends from, or proceeds from the sale of, the common stock of the Issuer.

     (e) This report does not relate to the reporting person ceasing to be beneficial owner of more than five percent of the common stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     I have no contracts, arrangements, understandings or relationships with respect to the common stock of the Issuer.


Item 7.   Material to be Filed as Exhibits

     I have no written agreements to be filed as exhibits relating to joint acquisition statements, or written agreements, contracts, arrangements, understandings, plans, or proposals relating to (1) the borrowing of funds to finance the acquisition of the equity securities disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; or (3) the transfer or voting of securities, finder's fees, joint ventures, options, puts calls, guarantees of loans, guarantees against loss or of profit, or giving or withholding of any proxy as disclosed in Item 6.


Signature

     After reasonable inquiry, I certify that to the best of my knowledge and belief, the information set forth in this statement is true, complete, and correct.


   April 2, 1998                             /s/
       Date                          James K. Jeanblanc